Exhibit 99.4

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Launches its Cloud Discrete ERP Solution on Microsoft

Azure Platform in China

CDC Software’s e-M-POWER is the First ERP Manufacturing Solution Available on

Azure Platform in China

SHANGHAI, ATLANTA – Dec. 13, 2010 - CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, announced today the launch of e-M-POWER On Demand, the first cloud discrete ERP solution offered on the Microsoft Windows Azure platform in China, and one of only three enterprise software solutions currently available on the Azure platform in China.

The launch of e-M-POWER On Demand is the latest move in CDC Software’s plans to expand its growing portfolio of cloud-based solutions and increase recurring software-as-a-service (SaaS) revenue significantly over the next few years. In addition to its cloud acquisitions, CDC Software is also developing its SaaS solutions internally. As a partner of Microsoft, CDC Software plans to develop additional cloud applications on the Windows Azure platform. As previously announced, CDC Software also plans to launch its enterprise complaint management solution, CDC Respond, as a SaaS solution on the Azure platform early next year. The Windows Azure platform is a set of cloud computing services that can be used together, or independently, that enables developers to develop cloud applications.

“The launch of e-M-POWER On Demand, using Windows Azure technology, illustrates the commitment of CDC Software to Microsoft Cloud Services,” said Kathy Lee, Platform Strategy advisor, Microsoft Corporation. “e-M-POWER is the first ERP manufacturing solution using Windows Azure technology available in China. We are excited on our partnership with CDC Software and look forward to working with them on future deliverables on Windows Azure.”

Hong Kong-based Union Energy Industries Limited, a manufacturer of watch components and metal parts with a factory in mainland China, recently implemented e-M-POWER On Demand. According to Louis Li, manager, Corporate Business Development at Union Energy Industries, “We believe that e-M-POWER On Demand provides us with the most up-to-date, sophisticated solution addressing our manufacturing needs while eliminating the burden of costly IT overhead and maintenance. With an On Demand model, we can quickly leverage new ERP features and functionality while maintaining our low cost of ownership.”

“I am very proud to announce the availability of e-M-POWER On Demand for our China customers,” said Peter Yip, CEO of CDC Software. “Just six months ago, I participated at Microsoft’s press event with Steve Ballmer in Delhi, India where I proclaimed our commitment to developing cloud applications on Windows Azure. Now, we have delivered the first ERP manufacturing SaaS solution utilizing Windows Azure for the China market. Soon, we expect to deliver our cloud-based CDC Respond solution on Windows Azure. These deliverables not only confirm our commitment to Windows Azure, but the strength of our partnership with Microsoft. The e-M-POWER On Demand solution further enhances our already strong SaaS product portfolio, which we believe strengthens our position as a provider of hybrid enterprise solutions offering customers on-premise and cloud deployment options.”

“We also believe that by developing applications using Windows Azure and leveraging our Agile development methodology, we will be able to launch flexible, reliable and scalable cloud applications quickly to the market, and e-M-POWER illustrates that,” said Hilton Law, managing director, China for CDC Software. “By utilizing Azure, CDC Software has the ability to develop SOA-based, multi-tenant architectures with the tools we are already using, and deploy them to a robust platform with staged production, failure-resilience, elastic scalability and self-service provisioning. Our goal is to continue to provide specialized enterprise solutions that directly address our customers’ unique strategic requirements, and at the same time, offer a full range of deployment options, ranging from on premise to on demand and mixed deployments, to suit their current and future needs.”

e-M-POWER

e-M-POWER On Demand is a SaaS ERP solution specifically tailored for the needs of small-and medium-size discrete manufacturers in China. Its product suite includes Sales, Purchasing, Inventory, Production, Mold Management, Finance, with full integration to ACCPAC, a popular accounting system in China. Customers for e-M-POWER include industries such as electronics, watch, toys and furniture.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based software-as-a service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential. Microsoft Hong Kong was established in 1991.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating expectations for our plans and goals for recurring revenues in future periods, our plans relating to the development or acquisition of cloud products, and the timing thereof, our expectations regarding our continuing relationship with Microsoft Corporation, our beliefs regarding e-M-

POWER On Demand, including the features and benefits thereof, our beliefs regarding our market position as a provider of hybrid enterprise solutions, our beliefs regarding product development and the Agile process, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of our products to address industry and customer requirements; demand for and market acceptance of new and existing solutions; the acceptance of our products in new territories and geographies; the ability and willingness of our partners to fulfill any obligations they may have to us; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.